

February 27, 2013

<u>Via E-Mail</u>
Jeffrey Bacha
Chief Executive Officer and President
DelMar Pharmaceuticals, Inc.
Suite 720-999 West Broadway
Vancouver, BC
Canada V5Z 1K5

     Re: DelMar Pharmaceuticals, Inc.
            Form 8-K
            Filed January 31, 2013
            File No. 000-54801

Dear Mr. Bacha:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your pending confidential treatment request and advise you that we will not be in a position to conclude our review of your filing until all comments on your confidential treatment request have been resolved. We will deliver any comments to your confidential treatment request under separate cover.

<u>"We are dependent on obtaining certain patents…" page 6</u>

2. We note that you conduct a considerable amount of work with Guangxi Wuzhou in China. Please expand this risk factor and related discussions, as appropriate, to disclose that China is one of the countries that has provided less protection to a company's intellectual property than the United States.

Jeffrey Bacha
DelMar Pharmaceuticals, Inc.
February 27, 2013
Page 2

VAL-083 Clinical Development in GBM, page 15

3. We note the data presented on page 15. Please confirm that you have presented the data for all patients currently enrolled. Alternatively, please provide us with a detailed analysis which supports your belief that the data is representative of all patients enrolled. In addition, please expand your disclosure to disclose the number of patients that you are seeking to enroll.

Developing Partnerships with Pharmaceutical Companies
Guangxi Wuzhou Pharmaceutical Company, page 24

4. Please expand your disclosure to describe the material terms of your collaboration agreement with Guangxi Wuzhou, including the duration and termination provisions, the aggregate payments to date, material obligations, and the nature and scope of any intellectual property licensed or otherwise transferred.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 33

5. Please list Valent and RL Vollantine Construction Inc. in the table as holders of five percent or more of your common stock.

Item 5. Directors and Executive Officers, page 34

6. We note your disclosure on page 22 that your executive officers are not full-time employees, but are engaged on an independent contractor or contract-employment basis. Please disclose the amount of time each executive officer devotes to the company's business and expand your discussion on page 36 to describe any provisions of their consulting agreements under which they allocate their time to the company. In addition, please file the consulting agreements with your executive officers as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Item 6. Executive Compensation, page 36

7. On page F-43, you disclose that in 2012 you approved a stock option plan and granted 1,020,000 stock options under the plan. Please confirm that none of your executive officers or directors received any stock options during 2012. Alternatively, please revise your disclosure on pages 36 and 37 to disclose the required information pursuant to Item 402 of Regulation S-K for 2012.

Item 7. Certain Relationships and Related Transactions, page 37

8. Please expand your discussion of the patent assignment agreement with Valent, as amended, to include the duration and termination provisions and the amount of royalties

payable expressed as a percentage or range within 10% (i.e. single digits, teens, twenties, etc.).

9. Please file copies of the following agreements with Valent pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K:

    * Loan agreement; and

    * Agreement to access your facilities in California, as disclosed on page 33.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Amy Reischauer at (202) 551-3793, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffery P. Riedler
Assistant Director

cc: Via E-Mail
        Jeff Cahlon
        Sichenzia Ross Friedman Ference LLP
        61 Broadway
        New York, NY 10006